Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010
(in United States Dollars, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States Dollars)

	June 30 2010	December 31 2009
		(as restated, Note 15)

ASSETS
Current
Cash and cash equivalents	$102,736	$128,977
Commodity taxes receivable	18,836	10,598
Trade and other receivables	3,272	1,974
Current portion of future income tax asset	-	4,210
Inventories (Note 4)	80,164	71,682
Prepaids and deposits	2,918	2,680
	207,926	220,121

Deposits on property, plant and equipment	2,835	4,861
Other long-term assets (Note 6)	-	3,847
Investments (Note 5)	8,286	-
Mining interests and property, plant and equipment (Note 6)	549,315	628,740
Goodwill (Note 6)	-	106,799

	$768,362	$964,368

LIABILITIES
Current
Payables and accruals	$36,548	$37,019
Current portion of future income tax liability	5,005	-
Current portion of long-term debt and capital leases	4,435	4,398
Current portion of other long-term obligations	1,486	763
	47,474	42,180

Long-term debt and capital leases	30,501	32,431
Other long-term obligations	3,845	5,051
Asset retirement obligations	6,308	5,958
Employee future benefits	1,450	1,635
Future income tax liability (Note 6)	56,457	84,776
	146,035	172,031
SHAREHOLDERS’ EQUITY
Capital stock	876,094	866,716
Contributed surplus	22,308	23,873
Deficit	(283,151)	(104,686)
Accumulated other comprehensive income	7,076	6,434
	622,327	792,337

	$768,362	$964,368

Subsequent event (Note 14)

Signed on behalf of the Board:	"Signed"	"Signed"
	René Marion, Director	Ronald Smith, Director

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(unaudited, in thousands of United States Dollars except per share data)

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
		(as restated, Note 15)		(as restated, Note 15)

Revenue from mining operations	$57,044	$43,326	$111,731	$90,675

Expenses
Production costs, excluding amortization & depletion	28,966	22,451	54,688	45,546
Refining costs	557	794	996	1,357
General and administrative costs	5,586	6,464	11,163	15,924
Amortization, depletion and accretion	10,493	10,195	20,807	19,840
	45,602	39,904	87,654	82,667

Earnings before other items	11,442	3,422	24,077	8,008

Impairment charge (Note 6)	(221,610)	-	(221,610)	-
Loss on investments (Note 5)	(78)	-	(78)	-
Loss on disposal of assets	(1,370)	-	(1,370)	-
Interest on long-term debt	(809)	(973)	(1,607)	(1,908)
Foreign exchange gain / (loss)	2,497	(6,234)	(1,111)	(4,630)
Interest and other income	466	205	916	389
	(220,904)	(7,002)	(224,860)	(6,149)

(Loss) / earnings before income taxes	(209,462)	(3,580)	(200,783)	1,859

Future income tax (recovery) / expense	(27,643)	3,112	(20,919)	4,296
Current tax (recovery) / expense	(1,526)	72	(1,399)	1,798
	(29,169)	3,184	(22,318)	6,094

Net loss	$(180,293)	$(6,764)	$(178,465)	$(4,235)

Other comprehensive income / (loss)	642	(10)	642	(10)

Total comprehensive loss	$(179,651)	$(6,774)	$(177,823)	$(4,245)

Net loss per share (Note 7)
Basic	$(1.30)	$(0.05)	$(1.29)	$(0.03)
Diluted	$(1.30)	$(0.05)	$(1.29)	$(0.03)

Weighted average shares outstanding (Note 7)
Basic	138,428,655	122,830,057	138,195,428	122,299,755
Diluted	138,428,655	122,830,057	138,195,428	122,299,755

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States Dollars)
	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

OPERATING ACTIVITIES
Net loss	$(180,293)	$(6,764)	$(178,465)	$(4,235)
Premium on currency options	-	(378)	-	(378)
Payment on other long-term obligations	-	-	(763)	(325)
Items not affecting cash (Note 8)	204,941	23,983	227,212	34,446
Change in non-cash operating working capital (Note 8)	(8,954)	(3,126)	(17,278)	3,238

	15,694	13,715	30,706	32,746

INVESTING ACTIVITIES
Decrease / (increase) in deposits on property, plant and equipment	629	(435)	(2,723)	164
Purchase of investments	(7,738)	-	(7,738)	-
Expenditures on mining interests and property, plant and equipment	(28,594)	(20,637)	(51,409)	(35,751)
	(35,703)	(21,072)	(61,870)	(35,587)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(1,073)	(882)	(2,166)	(2,640)
Proceeds on sale-leaseback transactions	-	-	-	7,176
Repayment of long-term debt	(19)	(15)	(38)	(30)
Proceeds from exercise of options	59	5,519	6,304	17,028
	(1,033)	4,622	4,100	21,534

Impact of foreign exchange on cash	(1,229)	-	823	-

Net (decrease) / increase in cash and cash equivalents	(22,271)	(2,735)	(26,241)	18,693

Cash and cash equivalents, beginning of period	125,007	24,686	128,977	3,258

Cash and cash equivalents, end of period	$102,736	$21,951	$102,736	$21,951

Cash and cash equivalents is comprised of the following:

Cash	$82,761	$15,088	$82,761	$15,088
Short term investments	19,975	6,863	19,975	6,863
	$102,736	$21,951	$102,736	$21,951

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States Dollars)
For the six months ended	June 30, 2010	June 30, 2009
		(as restated, Note 15)

Capital stock
Balance, beginning of period	$866,716	$719,426
Shares issued through employee share purchase plan	245	-
For cash pursuant to exercise of stock options	6,319	17,028
Fair value of share-based compensation	2,814	14,944
Balance, end of period	$876,094	$751,398

Contributed surplus
Balance, beginning of period	$23,873	$33,288
Fair value of share-based compensation	(2,814)	(14,944)
Forfeitures of stock options	(240)	(45)
Share-based compensation	1,489	6,558
Balance, end of period	$22,308	$24,857

Deficit
Balance, beginning of period	$(104,686)	$(112,891)
Net loss	(178,465)	(4,235)
Balance, end of period	$(283,151)	$(117,126)

Accumulated other comprehensive income
Balance, beginning of period	$6,434	$6,434
Unrealized gain on investments (Note 5)	642	-
Unrealized loss on derivative assets	-	(10)
Balance, end of period	$7,076	$6,424

Total shareholders’ equity	$622,327	$665,553

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

1.	Nature of operations

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7).

2.	Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2009, except as noted, and in the opinion of management, contain all adjustments necessary to fairly present the financial statements. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

3.	Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)	Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted concurrently. The impact of these standards will be assessed at the time of any future acquisition.

(ii)	International Financial Reporting Standards (“IFRS”)

In February of 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

4.	Inventories

	June 30	December 31
	2010	2009
Supplies	$17,819	$15,847
Ore stockpiles	722	627
Ore in process	60,175	53,199
Finished product	1,448	2,009
	80,164	71,682

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

During the three and six months ended June 30, 2010 the Company recognized $171 and $233 (June 30, 2009 – $706 and $836) of inventory net realizable valuation adjustments as an expense. The Company did not recognize any net realizable value adjustment reversals in the first six months of 2010 (six months ending June 30, 2009 - $295), resulting in an overall net realizable value adjustment expense of $171 and $233 for the three and six months ended June 30, 2010 (three and six months ended June 30, 2009 - $706 and $541).

5.	Investment in Golden Queen Mining Co. Ltd.

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8,000 (USD $7,634). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00, each for a period of eighteen months following the closing date of the transaction.

Long-term investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading for a profit. Available-for-sale financial assets are measured at fair value with unrealized gains or losses recorded in other comprehensive income until such gains or losses are realized or an other-than-temporary impairment is deemed to have occurred. Warrants held by the Company are for long-term investment purposes, however, due to their nature, meet the definition of a derivative and are classified as held-for-trading financial assets. These warrants are also measured at fair value with any unrealized gains or losses recorded in earnings in the period they occur.

		Three and six months ended
			June 30, 2010
		Unrealized	Unrealized
		gains / losses	gains / losses
	June 30, 2010	included in	included in
	Fair value	OCI	earnings
Available-for-sale securities	$6,930	$642	$-
Held-for-trading warrants	1,356	-	(78)
	$8,286	$642	$(78)

6.	Impairment charges

The Company indefinitely suspended operations on June 17, 2010 at the El Cubo mine, located in Guanajuato State, Mexico, due to continued labour disruptions by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels.

This was considered a triggering event for the purpose of assessing whether the carrying value of the El Cubo mine’s long-lived assets and goodwill were impaired. As a result, the Company conducted a long-lived asset impairment test whereby the carrying value of the El Cubo reporting unit was compared to its fair value. Net estimated cash flows from the El Cubo mine were calculated, on an undiscounted basis, using management’s best estimates of future gold and silver production, long-term gold and silver prices of $863.00 – $1,115.00 and $14.00 – $18.65 respectively, and increased cost estimates based on revised operating levels, under the assumption of operations resuming in a future period. The fair value was calculated by discounting the estimated future net cash flows using a 10% interest rate, commensurate with the risk profile. Management’s estimate of future cash flows is subject to risks and uncertainties, and therefore further impairments could occur.

Based on the results of the impairment test, the Company recorded an impairment charge of $221,610 in the second quarter. This charge consisted of a reduction of goodwill of $106,799, a reduction in other long-term assets of $4,413, and a reduction in mining interests, property, plant and equipment of $110,398. The related income tax impact was a future tax recovery of $28,309 and a reduction in future income tax liabilities of $27,775.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

7.	Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the three and six month periods ended June 30, 2010 of 138,428,655 and 138,195,428, respectively (three and six months ended June 30, 2009 – 122,830,057 and 122,299,755). Diluted earnings per share is based on the assumption that options under the stock option plan that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of June 30, 2010, 5,325,350 stock options were excluded from the computation of diluted earnings per share for the three and six month periods ended because their effect would have been anti-dilutive (three and six months ended June 30, 2009 – 3,008,110).

8.	Supplemental cash flow information

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Items not affecting cash:
Amortization, depletion and accretion	$10,171	$10,211	$20,485	$19,867
Unrealized foreign exchange (gain) / loss	(2,525)	7,876	1,185	5,057
Share-based compensation, net of forfeitures	744	1,205	1,247	2,502
Future income tax (recovery) / expense	(27,643)	3,112	(20,919)	4,296
Impairment charge	221,610	-	221,610	-
Loss on disposal of assets	1,370	-	1,370	-
Other non-cash items	1,214	1,579	2,234	2,724
	$204,941	$23,983	$227,212	$34,446

Change in non-cash working capital:
Receivables	$(5,604)	$(4,215)	$(8,651)	$(979)
Prepaids and deposits	566	(1,102)	(949)	(1,656)
Inventories	(2,763)	857	(5,030)	(186)
Payables and accruals	(1,153)	1,334	(2,648)	6,059
	$(8,954)	$(3,126)	$(17,278)	$3,238

Interest paid	$673	$952	$1,434	$1,592
Taxes paid	$54	$1,013	$2,022	$1,109

9.	Employee future benefits

The Company accrues employee future benefits for workers in Mexico in accordance with statutory requirements. All employee future benefit plans are unfunded, and have measurement dates and actuarial valuation dates of December 31st. For the three and six months ended June 30, 2010, the Company has recorded $1,966 and $2,332 in employee future benefit expenses (three and six months ended June 30, 2009 - $217 and $419, respectively).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

10.	Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
(a) Production costs – labour	$-	$7,983	$-	$16,642
(a) Mining interests – labour	-	2,074	-	2,502
(b) Production costs – consumables	-	4,829	-	8,646
	$-	$14,886	$-	$27,790

(a)	The Company paid a third party company related to a former director for the provision of workers in the Mexican operations at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers are now provided at cost plus 6-8%.

(b)	The Company paid two third party companies related to a former director for the provision of lime, lubricant and fuel. The prices of lubricant and fuel are regulated in Mexico.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

11.	Financial instruments and risk management

Fair values of financial instruments

CICA Handbook Section 3862, Financial Instruments – Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The two types of inputs have created the following fair value hierarchy:

  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.
  Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table outlines the Company’s financial assets measured at fair value within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
Short term investments	$19,975	$19,975	$-	$-
Held-for-trading financial assets	1,356	-	1,356	-
Available-for-sale financial assets	6,930	6,930	-	-
	$28,261	$26,905	$1,356	$-

The Company’s available-for-sale investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The fair value of warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)
12.	Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:

		Three months ended June 30, 2010
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$47,811	$9,233	$-	$57,044
Production costs	17,934	11,032	-	28,966
Refining costs	407	150	-	557
General and administrative costs	1,392	423	3,771	5,586
Amortization and depletion	8,502	1,974	17	10,493
	28,235	13,579	3,788	45,602
Earnings / (loss) before other items	$19,576	$(4,346)	$(3,788)	$11,442
Expenditures related to mining interests and property, plant and equipment	$25,250	$3,320	$24	$28,594

		Three months ended June 30, 2009
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$40,252	$3,074	$-	$43,326
Production costs	18,008	4,443	-	22,451
Refining costs	670	124	-	794
General and administrative costs	1,729	660	4,075	6,464
Amortization and depletion	8,116	2,050	29	10,195
	28,523	7,277	4,104	39,904
Earnings / (loss) before other items	$11,729	$(4,203)	$(4,104)	$3,422
Expenditures related to mining interests and property, plant and equipment	$19,298	$1,337	$2	$20,637

			Six months ended June 30, 2010
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$89,713	$22,018	$-	$111,731
Production costs	34,908	19,780	-	54,688
Refining costs	756	240	-	996
General and administrative costs	2,987	864	7,312	11,163
Amortization and depletion	16,290	4,486	31	20,807
	54,941	25,370	7,343	87,654
Earnings / (loss) before other items	$34,772	$(3,352)	$(7,343)	$24,077
Expenditures related to mining interests and property, plant and equipment	$44,709	$6,437	$263	$51,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

			Six months ended June 30, 2009
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$75,258	$15,417	$-	$90,675
Production costs	34,082	11,464	-	45,546
Refining costs	1,045	312	-	1,357
General and administrative costs	3,199	993	11,732	15,924
Amortization and depletion	14,541	5,219	80	19,840
	52,867	17,988	11,812	82,667
Earnings / (loss) before other items	$22,391	$(2,571)	$(11,812)	$8,008
Expenditures related to mining interests and property, plant and equipment	$32,516	$3,209	$26	$35,751

The following are the total assets by segment:
	Ocampo	El Cubo	Other	Total

Total assets as at June 30, 2010	$509,070	$159,186	$100,106	$768,362

Total assets as at December 31, 2009	$474,748	$386,719	$102,901	$964,368

Included in the total assets of the El Cubo operating segment is $90,311 related to the Guadalupe y Calvo exploration property. All goodwill included on the balance sheet as at December 31, 2009 relates to the El Cubo operating segment.

The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

13.	Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for June 30, 2010.

14.	Subsequent event

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3,200 (USD $3,126). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty-four months following the closing date of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

15.	Restatement of consolidated financial statements

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and the related interim periods. In those previously released financial statements, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 as a foreign currency liability denominated in Mexican pesos and as a result, the balance was not translated appropriately. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose.

The following table outlines the impact of the adjustment by financial statement line item in the Company’s consolidated balance sheet as at December 31, 2009, as well as the consolidated statement of operations for the three and six months ended June 30, 2009. These non-cash adjustments have no impact on net cash flows or cash balances previously reported. Only those line items impacted by the restatement have been disclosed.

		Future income
	Previously	tax translation
	reported	adjustments	As restated
Consolidated balance sheet at December 31, 2009:
Future income tax liability	$98,896	$(14,120)	$84,776
Deficit	(118,806)	14,120	(104,686)
Statement of operations for three months ending June 30, 2009:
Foreign exchange loss	(7,043)	809	(6,234)
Net loss	(7,573)	809	(6,764)
Statement of operations for six months ending June 30, 2009:
Foreign exchange loss	(5,095)	465	(4,630)
Net loss	(4,700)	465	(4,235)